

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Neil C. Rifkind
Vice President, General Counsel and Secretary
Tiptree Inc.
299 Park Avenue, 13th Floor
New York, New York 10171

> **Re: Tiptree Inc.**
> **Registration Statement on Form S-3**
> **Filed June 28, 2021**
> **File No. 333-257468**

Dear Mr. Rifkind:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance